Catboat Coffee Inc.



ANNUAL REPORT

79 Beach Rd

Vineyard Haven, MA 02568

0

www.catboatcoffee.com

This Annual Report is dated April 7, 2025.

BUSINESS

Business Overview

Catboat Coffee Co. is a specialty coffee shop located on Martha's Vineyard, rooted in Lebanese culinary tradition and focused on delivering exceptional customer experience. The company provides a unique blend of specialty coffee, Lebanese-inspired cuisine, and catering services, appealing to both locals and the Island's vibrant tourist community. Catboat Coffee Co. differentiates itself by prioritizing sustainability and zero-waste practices while fostering a sense of community and cultural appreciation. Menu offerings range from daily coffee and food selections to curated catering options for events, providing a versatile and inclusive dining experience.

Business Model

Catboat Coffee Co. operates a direct-to-consumer model with a primary focus on in-store purchases, catering services, and branded merchandise. The company sources its ingredients responsibly through partnerships with local farms, aligning with its commitment to sustainability and quality. A robust merchandising program features a trademarked logo and curated local products that resonate with the community. The target customer base includes Martha's Vineyard residents and tourists seeking authentic, high-quality, and eco-conscious dining experiences.

Corporate Structure

Catboat Coffee Co. operates as an independent entity anchored in its community-focused mission. The company's management team brings over 30 years of expertise in food and beverage operations, zero-waste practices, and marketing innovation, forming a solid foundation for scalability and operational excellence.

Intellectual Property

Catboat Coffee Co. owns a trademark for its logo and brand, ensuring the unique identity of its merchandise and marketing materials. The company also leverages proprietary recipes and operational techniques honed by its leadership team, which contribute to its distinctive menu and service approach.

Corporate History

Catboat Coffee Co. was founded in 2022 on Martha's Vineyard, Massachusetts, by a team of passionate leaders with diverse expertise in culinary arts, sustainability, and customer service. Since its inception, the company has established itself as a community hub, achieving consistent growth in foot traffic and sales while maintaining a strong commitment to environmental responsibility.

Catboat Coffee Inc. was initially organized as Catboat Coffee Co., a Massachusetts corporation on January 13, 2022. On December 9, 2024, the Company formed a new Delaware corporation, Catboat Coffee Inc. The Massachusetts entity is now a wholly owned subsidiary of Catboat Coffee Inc.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $30,445.00

Number of Securities Sold: 1,763

Use of proceeds: Working Capital.

Date: April 17, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 998,237

Use of proceeds: Total shares issued after stock split of the company

Date: December 04, 2024

Offering exemption relied upon: stock split

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

Revenue for fiscal year 2023 623,085 compared to $857832.44 in fiscal year 2024.

Cost of Sales

Cost of Sales for fiscal year 2022 was$ 232,949 compared to $ 249435.50 fiscal year 2024.

Gross Margins

Gross margins for fiscal year 2023 were $ $390,136 compared 608396.94 to in fiscal 2024.

Expenses

Expenses for fiscal year 2023 were $464,432 to $565,169 in fiscal year 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $149,540.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Loans Payable

Amount Owed: $420,470.23
Interest Rate: 2.25%

Maturity Date: May 30, 2032

On January 31, 2022, the Company entered into a loan agreement with Northern Bank for a maximum loan amount of $500,000 with an interest rate floating at the WSJ Prime Rate + 2.25% with calendar quarterly adjustments. The loan has a maturity date on May 30, 2032. This loan is secured by the Company's business property including but not limited to all accounts, inventory, equipment, general intangibles, investment property, financial assets, documents, instruments, deposit accounts, letter of credit rights, and chattel paper and all products and proceeds of the foregoing. The second collateral is the pledge of ownership interests. And lastly, second mortgage on the property located at 9 West Broadway, Unit 112, Boston, Massachusetts.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Naji Boustany

Naji Boustany's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Chief Executive Officer, Board Member, Operational Wizard & Culinary Director

Dates of Service: January, 2022 - Present

Responsibilities: Naji is responsible for setting the overall strategic vision, leading day-to-day operations, and driving growth initiatives. Naji works closely with the leadership team to execute business goals, cultivate key partnerships, and ensure the company's long-term success and profitability. Naji receives an annual salary of $39,000 and holds 35.37% equity in the Company.

Other business experience in the past three years:

Employer: Island Grown Initiative

Title: Business and Operations Director

Dates of Service: September, 2021 - April, 2024

Responsibilities: Naji joined the organization to work on strategic development, improve operational excellence, improve Business Process Improvement, work with the team on problem solving to help improve the efficiency of the organization, and manage financial oversight.

Name: Meredith Leigh Danberg-Ficarelli

Meredith Leigh Danberg-Ficarelli's current primary role is with Win Win Tech Inc. DBA WA+TS (Waste Administration + Tracking Software). Meredith Leigh Danberg-Ficarelli currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary, Co-Owner, and Zero-Waste Expert

Dates of Service: September, 2021 - Present

Responsibilities: Meredith brings sustainability expertise and entrepreneurial support to the team by building agendas, leading board meetings, and pushing initiatives forward from behind the scenes. Meredith does not receive an annual salary and holds 13.75% equity in the Company.

Other business experience in the past three years:

Employer: Win Win Tech Inc. DBA WA+TS (Waste Administration + Tracking Software)

Title: Co-Founder & Chief Executive Officer

Dates of Service: June, 2022 - Present

Responsibilities: Meredith is responsible for fundraising, sales, marketing, business development, and strategy.

Name: Alexander John Ficarelli-Danberg

Alexander John Ficarelli-Danberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer, Chief Operations Officer, Customer Service Captain

Dates of Service: May, 2021 - Present

Responsibilities: Alexander goes wherever Catboat needs him. From opening shifts, making lattes for early morning nurses from the nearby hospital, to plating beautiful dishes at upscale dinner parties, and encouraging our team to reach sales goals. Alexander is constantly looking for ways to improve Catboat Coffee's operations and offerings. Alexander receives an annual salary of $25,000, and holds 19.65% equity in the Company. constantly looking for ways to improve their operations and offerings. Alexander does not receive an annual salary and holds 20% equity in the Company.

Other business experience in the past three years:

Employer: Chappaquiddick Wood Company

Title: Woodworker and Wholesale Account Manager

Dates of Service: July, 2020 - February, 2024

Responsibilities: Alexander turned trees into fine woodwork pieces, from milling wood all the way down to fine sanding. Alexander's role also included outreach to sell bowls, cutting boards, and other offerings locally and around the country.

Name: Morgen Frances Schroeder

Morgen Frances Schroeder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer and Social Media Maven

Dates of Service: September, 2021 - Present

Responsibilities: Morgen is responsible for all strategic and tactical marketing efforts including social media management, email marketing, SMS marketing, and print publications. Morgen manages public relations within the community and applicable trade organizations and works in tandem with external design partners to ensure brand consistency across all platforms. Morgen receives an annual salary of $5,000 and holds 17.65%shares in the existing Company.

Other business experience in the past three years:

Employer: Martha's Vineyard Commission

Title: Climate Change Communications Specialist

Dates of Service: May, 2024 - Present

Responsibilities: Morgen is responsible for developing and implementing a two-year climate change communications campaign to raise awareness, inspire community action, and build a foundation for an on-going climate change communications presence.

Name: Andrew Victor Danberg-Ficarelli

Andrew Victor Danberg-Ficarelli's current primary role is with Boylston Street Dental Group. Andrew Victor Danberg-Ficarelli currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chair of the Board and Outreach Explorer

Dates of Service: January, 2022 - Present

Responsibilities: Andrew is a founding investor, offers strategic planning and operations review. Andrew does not receive an annual salary and holds 11.79% equity in the Company.

Other business experience in the past three years:

Employer: Boylston Street Dental Group

Title: Pediatric Dentist

Dates of Service: January, 2017 - Present

Responsibilities: Andrew is a board certified clinical care provider in private practice.

Other business experience in the past three years:

Employer: Dental Associates of Walpole

Title: Pediatric Dentist

Dates of Service: July, 2012 - July, 2024

Responsibilities: Andrew is a board certified clinical care provider in private practice.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Naji Boustany

Amount and nature of Beneficial ownership: 356,480

Percent of class: 35.65

RELATED PARTY TRANSACTIONS

Name of Entity: Crepidula Holdings LLC

Names of 20% owners: Shareholders

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Operating Lease

Material Terms: During the year ended December 31, 2023 and December 31, 2022, the Company maintained a lease agreement with Crepidula Holdings LLC, an entity owned by all stockholders of Catboat Coffee Co. Additional details of the lease are provided in Note 4. The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On April 1, 2022, the Company entered into a lease agreement with Crepidula Holdings LLC for a 1,086-square-foot commercial retail property located in Vineyard Haven, Massachusetts. The original term of the lease was for a period of 10 years commencing on April 1, 2022 and ending on April 1, 2032. Lease payments began on June 15, 2022.

OUR SECURITIES

he amount of security authorized is 5,400,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 7, 2025.

Catboat Coffee Inc.

By   /s/ *Naji Boustany*

      Name: Catboat Coffee Inc

      Title: CEO/President

Exhibit A

FINANCIAL STATEMENTS

Catboat Coffee Co.
Balance Sheet
As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$149,540.02**
Other Current Assets	
Inventory	5,893.26
Inventory Asset	698.82
Payments to deposit	1,020.80
U.S. savings bonds and investments	2,500.00
Total Other Current Assets	**$10,112.88**
Total Current Assets	**$159,652.90**
Fixed Assets	
Equipment	156,747.82
Furniture & fixtures	7,569.90
Improvements	2,271.71
Construction and Design	350,346.08

Total Improvements	**352,617.79**
Long-term office equipment	3,458.44
Total Fixed Assets	**$520,393.95**
TOTAL ASSETS	**$680,046.85**
LIABILITIES AND EQUITY	**$680,046.85**

Catboat Coffee Co.
Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	**$195,512.38**
INVESTING ACTIVITIES	
Equipment	-316.23
Net cash provided by investing activities	**$ -316.23**
FINANCING ACTIVITIES	**$ -109,411.55**
NET CASH INCREASE FOR PERIOD	**$85,784.60**
Cash at beginning of period	64,776.22
CASH AT END OF PERIOD	**$150,560.82**

Catboat Coffee Co.
Profit and Loss
January - December 2024

	TOTAL
Income	$857,832.44
Cost of Goods Sold	$249,435.50
GROSS PROFIT	$568,396.94
Expenses	$633,060.03
NET OPERATING INCOME	$ -64,663.09
Other Income	$578.69
Other Expenses	$ -67,891.32
NET OTHER INCOME	$68,470.01
NET INCOME	$3,806.92

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
		$	$		
Inception	100,000	-	-	$ -	$ -
Issuance of founders stock	98,237	98	-	-	98
Contributed capital		-	100,000	-	100,000
Net income (loss)	-	-	-	(152,221)	(152,221)
		$	$	$	$
31-Dec-23	98,237	98	100,000	(152,221)	(52,123)
Net income (loss)	-	-	-	3,807	3,807
		$	$	$	$
31-Dec-24	98,237	98	100,000	(148,414)	(48,316)
Shares issued for cash	1,763	30,445	69,555	-	100,000
		$	$	$	$
31-Dec-24	100,000	30,543	169,555	(148,414)	51,684

Current Assets:	
Cash and Cash Equivalents	$ 14,039.00
Accounts Receivable	$ 177.00
Prepaid Expenses	$ 34,729.00
Inventory	$ 6,592.00
Other Current Assets	$ 3,362.00
Total Current Assets	$ 58,899.00

Non-Current Assets:	
Fixed Assets - Net	$ 390,127.00
Right of Use Asset	$ 425,256.00
Total Non-Current Assets	$ 815,383.00
TOTAL ASSETS	$ 874,282.00
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	$ 91,800.00
Loans Payable - Current	$ 53,773.00
Short-Term Lease Liability	$ 46,435.00
Other Current Liabilities	$ 2,445.00
Total Current Liabilities	$ 194,463.00
Non-Current Liabilities:	
Loans Payable - Noncurrent	$ 399,570.00
Long-Term Lease Liability	$ 387,071.00
Total Non-Current Liabilities	$ 786,641.00
TOTAL LIABILITIES	$ 981,104.00
EQUITY	
Common Stock - -	
Additional Paid-in Capital	$ 193,995.00
Accumulated Deficit	$ 300,817.00
TOTAL EQUITY	$ 106,822.00
TOTAL LIABILITIES AND EQUITY	$ 873,282.00

CATBOAT COFFEE CO.	
STATEMENTS OF CASH FLOWS	
Year Ended December 31,	
2023	
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (152,221.00)
Adjustments to reconcile Net Loss to Net Cash provided by operations:	
Depreciation Expense	$ 68,754.00
Prior Period Adjustment	$ 1,588.00
Decrease (Increase) in Assets:	
Accounts Receivable	$ (177.00)
Prepaid Expenses	$ (34,729.00)
Inventory	$ (1,235.00)
Other Current Assets	$ (3,362.00)
Right of Use Asset	$ 43,196.00
Increase (Decrease) in Liabilities:	
Accounts Payable	$ 63,768.00
Lease Liabilities	$ (44,916.00)
Other Current Liabilities	$ 2,455.00
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	$ 96,062.00
Net Cash used in Operating Activities (	$ (56,159.00)
CASH FLOWS FROM AN INVESTING ACTIVITY	
Purchase of Fixed Assets	$ (60,320.00)
Net Cash used in an Investing Activity	$ (60,320.00)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from (Payments to):	
Loans Payable - Noncurrent	$ (14,548.00)

Loans Payable - Current	$ (11,877.00)
Additional Paid-in Capital	$ 118,500.00
Net Cash provided by Financing Activities	$ 92,075.00
Cash at the beginning of period	$ 38,443.00
Net Cash increase (decrease) for period	$ (24,404.00)
Cash at end of period	$ 14,039.00

CATBOAT COFFEE CO.	
STATEMENTS OF OPERATIONS	
Year Ended December 31,	
2023	
Sales Revenue - net	$ 623,085.00
Cost of Goods Sold	$ (232,949.00)
Gross Profit	$ 390,136.00
Operating Expenses	
General and Administrative Expense	$ 125,871.00
Payroll Expense	$ 265,073.00
Operating Lease Expense	$ 59,000.00
Professional Fees	$ 6,106.00
Advertising and Marketing	$ 4,927.00
Taxes and Licenses	$ 2,578.00
Donation	$ 877.00
Total Operating Expenses	$ 464,432.00
Total Loss from Operations	$ (74,296.00)

Other Income (Expense)	
Other Income	$ 1,327.00
Interest Expense	$ (10,498.00)
Total Other Income (Expense)	$ (9,171.00)
Earnings Before Income Tax, Depreciation and Amortization	$ (83,467.00)
Depreciation Expense	$ 68,754.00
Net Loss	$ (152,221.00)

NOTE 1 – NATURE OF OPERATIONS

Catboat Coffee, INC.] was formed on 12-09-2024 in the State of [_DE__]. The financial statements of Catboat Coffee, INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Vineyard Haven, MA

Catboat Coffee Inc. earns revenue from selling coffee, food, and catering services. The Company's headquarters is in Vineyard Haven, Massachusetts. The Company's customers are in the United States

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when. purchased to be cash equivalents. The Company had $149,540.02 and $14,039 in cash as of December 31, 2024 and December 31, 2023, respectively

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, Recognition" following the five steps procedure:
Step 1: Identify the contract(s) with customers.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to performance obligations.
Step 5: Recognize revenue when or as performance obligations are satisfied.

The Company generates revenue through its quick-service restaurant and coffee shop operations, offering a variety of food and beverage options to customers. Payments are typically collected at the time of service in person at the shop or when an online order is placed. The Company's primary performance obligation is to consistently provide excellent customer service and ensure the delivery of high-quality food and beverages.

Advertising and Marketing Costs

Advertising costs, including website advertisements, listing fees, and expenses related to marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Expenses
General and administrative expenses consist of supplies, materials, utilities, insurance, office expenses, cleaning, laundry and other miscellaneous expenses, are expensed as incurred.

Recent Accounting Pronouncements
The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements

NOTE 3 – RELATED PARTY TRANSACTIONS
The Company follows ASC 850, "Related Party Disclosures, disclosure of related party transactions.

During the year ended December 31, 2023 and December 31, 2022, the Company maintained a lease agreement with Crepidula Holdings LLC, an entity owned by all stockholders of Catboat Coffee Co. Additional details of the lease are provided in Note 4.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS
The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees aside from the lease below.

Operating Lease
The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On April 1, 2022, the Company entered into a lease agreement with Crepidula Holdings LLC for a 1,086-square-foot commercial retail property located in Vineyard Haven, Massachusetts. The original term of the lease was for a period of ten years commencing on April 1, 2022 and ending on April 1, 2032. Lease payments began on June 15, 2022.

NOTE 5 – LIABILITIES AND DEBT
The Company's liabilities as of December 31, 2024 and December 31, 2023 2022 pertains to trade payables, lease liabilities and loans payable.

Loans Payable - On January 31, 2022, the Company entered into a loan agreement with Northern Bank for a
maximum loan amount of $500,000 with an interest rate floating at the WSJ Prime Rate + 2.25% with calendar quarterly adjustments. The loan has a maturity date on May 30, 2032.

This loan is secured by the Company's business property including but not limited to all accounts, inventory, equipment, general intangibles, investment property, financial assets, documents, instruments, deposit accounts, letter of credit rights, and chattel paper and all products and proceeds of the foregoing. The second collateral is the pledge of ownership interests. And lastly, second mortgage on the property located at 9 West Broadway, Unit 112, Boston, Massachusetts.

The balance of this loan as of December 31, 2024 and December 31, 2023 amounted to 420,470.23 and $453,343, respectively.

NOTE 6 – EQUITY
The Company has authorized 1,000,000 of common shares with a par value of $0.001 per share. 1,000,000 shares were issued and outstanding as of December 31, 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.
With a **Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-

commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends: Dividends may be declared by the Board and paid by the Corporation out of the net earnings of the corporation unreserved and unrestricted earned surplus of the Corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, or in treasury shares of the Corporation, subject to the conditions and limitations imposed by the state of formation.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through financial statements were available to be issued. No events require recognition or disclosure.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

I, Naji Boustany the Chief Executive Officers) of Catboat Coffee Inc. D.B.A Catboat Co. hereby certify that the financial statements of Catboat Coffee Co. and notes thereto for the periods ending 2023 and 2024) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $ `623,085`; taxable income of $ `-179,134` and total tax of **$ 0.**

If the company has not filed tax returns, please *replace above sentence with options below and then include the information for the previous year if applicable:*

Catboat Coffee Inc has not yet filed its federal tax return for 2024."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/24/2025.

Naji Boustany
CEO

CERTIFICATION

     I, Naji Boustany, Principal Executive Officer of Catboat Coffee Inc., hereby certify that the financial statements of Catboat Coffee Inc. included in this Report are true and complete in all material respects.

Naji Boustany

CEO/President